Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Organic Craft Brewing
1430 Vantage Court Suite 101
VISTA, CA 92081
https://www.localrootskombucha.com/

Up to $1,069,999.72 in Class B Common Stock at $2.63
Minimum Target Amount: $9,999.26

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Organic Craft Brewing
Address: 1430 Vantage Court Suite 101, VISTA, CA 92081
State of Incorporation: CA
Date Incorporated: January 10, 2017

Terms:

Equity

Offering Minimum: $9,999.26 | 3,802 shares of Class B Common Stock
Offering Maximum: $1,069,999.72 | 406,844 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.63
Minimum Investment Amount (per investor): $247.22

Tier 1: $250

- 1 Local Roots Hat or Beanie or T-Shirt
- 1 Local Roots Sticker
- 1 Ownership Certificate

Tier 2: $500

- 1 Local Roots Hat or Beanie
- 1 Local Roots Sticker
- 1 Local Roots T-Shirt
- 1 Exclusive Local Roots Pint Glass
- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 3: $1000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Sticker
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 15% off Online Orders for 1 year
- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 4: $5000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- 15% off Online Orders for 1 year

- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 5: $10,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- 1 Exclusive Local Roots Custom Jacket
- 5% Bonus Shares
- 20% off Online Orders for 1 year
- Founding Roots Club lifetime membership status & Ownership Certificate:

Tier 6: $25,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Mugs
- 2 Exclusive Local Roots Custom Jackets
- 10% Bonus Shares
- 20% off Online Orders for LIFE
- Help Create Our Next Flavor! Come for a behind the scenes tour of our production facility while working with our R&D team to create a new and exclusive flavor. Work with the team to fine-tune the flavors, create a tasting panel, and help finalize a new flavor in the market.
- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 7: $50,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- 2 Exclusive Local Roots Custom Jackets
- 20% off Online Orders for LIFE
- 15% Bonus Shares
- The Local Founder Experience: Enjoy a 2 night, 3 day stay for 4 at our favorite Resort here in Carlsbad, CA, each with your choice of a round of golf or a day at the spa. Trip will also include an all-access tour of our production facility and tasting room, with a full R&D sampling panel and access to some exclusive special releases.
- Founding Roots Club lifetime membership status & Ownership Certificate

The 10% StartEngine Owners' Bonus

Local Roots Kombucha will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $2.63 per share, you will receive and own 110 shares for $263. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

Local Roots was created as a better-for-you alcohol that gives back. As co-founders and cousins, we both reinvented our diets due to our own health scares. Through our journey for cleaner eating, we sought something similar when it came to our alcohol. We incorporated in January 10th, 2017 and then acquired a DBA for the name of Local Roots Kombucha on February 24th, 2017.

Competitors and Industry

While craft beer has over 8,000 breweries in the country, we're one of the first Hard Kombucha breweries in an industry we believe is poised to capitalize on the impending *Seltzer Fatigue*. The biggest competitors include Boochcraft, Juneshine, and Flying Embers. As the scrappiest team in the bunch, we've managed to grow from the 5th to the 2nd fastest growing hard kombucha brand in the Southwest since the beginning of COVID. With a post-COVID life pending, we're priming for a year of truly activating our marketing team and are looking to captialize on this as the world re-opens.

Current Stage and Roadmap

Current Stage

We have a core lineup of 5 flavors, each available in both 16oz singles as well as 12oz 6-packs. We just opened our new 7,000 sq.ft. tasting room patio for people to enjoy on-premise tastings as well as to-go of all flavors, as well as special and limited releases.

Future Roadmap

Buidling on the success of our core lineup with almost every natrual retailer in our network, we're in the process of launching a Seltzer-fighting, 95 calorie line. This will start as a mix-pack 6-pack of 3 of our most popular tap room flavors, with room to offer more if needed. It drinks like a full-flavored craft kombucha, with the low-calorie drinkability of hard seltzer. Beyond this, we're launching a can-for-a-cause in Q3, where a portion of proceeds go to a larger cause with our partner 5 Gyres.

The Team

Officers and Directors

Name: Joseph Carmichael

Joseph Carmichael's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 10, 2017 - Present
  Responsibilities: Joe is one or two of the cousins and Co-Founders and leads the business planning, investor relations, people/HR, and is currently compensated with an annual salary of $89,000/year

- **Position:** Officer
  Dates of Service: January 10, 2017 - Present
  Responsibilities: Officer

Name: Ryan White

Ryan White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 10, 2017 - Present
  Responsibilities: Ryan is one or two of the cousins and Co-Founders and leads the production, R&D, tap room growth, and Distribution Expansion, and is currently compensated with an annual salary of $89,000/year

- **Position:** Director
  Dates of Service: January 10, 2017 - Present
  Responsibilities: Board Director

Name: Albert Man

Albert Man's current primary role is with Eolas Therapeutics. Albert Man currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Board Director. Albert is an investor, advisor, & is not compensated for his role.

Other business experience in the past three years:

- **Employer:** Eolas Therapeutics
  Title: CEO
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Founder and CEO

Other business experience in the past three years:

- **Employer:** UC San Diego
  Title: Men's Lacrosse Coach
  Dates of Service: October 01, 1996 - Present
  Responsibilities: Coach & mentor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the

other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Organic Craft Brewing was formed on January 10, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Organic Craft Brewing has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be

affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The distribution and sale of beer has historically been subject to a continuously changing-tax regime.
Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided,. among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

We are dependent upon certain key personnel.
We are dependent upon the services of a skilled business management team as well as a technical research and development team. The Joss of the services of any of Joseph Carmichael or Ryan White within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

Regulatory requirements are cumbersome and expensive.
Each state in the United States has stringent government regulations controlling the alcohol market in those respective states. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently.

Pandemic Risk
The spread of COVJD-19 poses a risk to our investment timetables, our production and

distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations.

We will need to build and retain our personnel infrastructure at all levels.

We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan White	5,000,000	Common Stock	31.02

The Company's Securities

The Company has authorized Common Stock, Series Seed, SAFE, and Class B Common Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 406,844 of Class B Common Stock .

Common Stock

The amount of security authorized is 28,000,000 with a total of 13,228,635 outstanding.

Voting Rights

Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the shareholders of the Company.

Material Rights

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Original Issue Price, plus any declared but unpaid dividends on such share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the amount of such stock owned by each such holder. The "Original Issue Price" for the Series Seed Preferred Stock shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock.

Series Seed

The amount of security authorized is 5,000,000 with a total of 2,887,659 outstanding.

Voting Rights

Voting Rights. The holder of each share of Series Seed Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such Series Seed Preferred Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share), and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, together as a single class with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

Material Rights

Conversion Rights: Each share of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Conversion Price in effect at such time upon either: (A) the consummation of the sale of the Corporation's Common Stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (B) the approval by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Original Issue Price, plus any declared but unpaid dividends on such share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the amount of such stock owned by each such holder. The "Original Issue Price" for the Series Seed Preferred Stock shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock.

SAFE

The security will convert into Series a and the terms of the SAFE are outlined below:

Amount outstanding: $851,000.00
Maturity Date: August 30, 2021
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $14,000,000.00
Conversion Trigger: Preferred equity raise

Material Rights

There are no material rights associated with SAFE.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights

There are no material rights associated with Class B Common Stock .

What it means to be a minority holder

As a minority holder of non-voting Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. The Class B Common Stock sold in this offering does not have voting rights, unless required by applicable law.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,257,182.00
  Number of Securities Sold: 2,887,658
  Use of proceeds: Initial brewery purchase, launch-to-market, capacity expansion, and distribution expansion to all of CA.
  Date: August 19, 2020
  Offering exemption relied upon: Rule 504 of Regulation D of The Securities Act of 1933

- **Type of security sold:** SAFE
  Final amount sold: $851,000.00
  Use of proceeds: Expansion into NV and AZ. New Tap Room(s) initial build out, permitting, and opening. Working capital in preparation for post-COVID opening (securing long-term can solution, economies of scale for other packaging and cost of goods). Authorized up to $3M in total SAFE financing.
  Date: December 01, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $175,817.50
  Number of Securities Sold: 353,635
  Use of proceeds: Part of initial Series Seed raise - SAFE conversion discounts and interest acquired were converted into Preferred stock.
  Date: August 19, 2020

Offering exemption relied upon: Rule 504 of Regulation D of The Securities Act of 1933

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In 2019, we launced our Hard Kombucha line, with both tasting room and retail sales, maxxing out production capability in 3 months at about $80k/mo (based on approx 50/50 split of tasting room / retail sales) in August revenues. Given the demand and the booming new better-for-you category, we went on the fundraising trail to expand production capability. Given the demand and speed of growth of the first two entrants into the space (JuneShine and Boochcraft), we pounced on an opportunity to purchase a facility 40x our capacity, just around the corner, to immediately be able to turn on capacity and focus on growth. We closed on a deal to move in December 2019, and with the combination of angels and an SBA loan, we purchased the production assets, upgraded the facility to suppor our proprietary brew process, and began expanding the sales and marketing teams for expansion.

REVENUE

2020 Revenues grew to $1.793M up from $565k, up 217% due to increased retail distribution expansion from San Diego to all of California. Additionally, we launched online, direct-to-consumer shipping to mitigate revenues lost in our tap rooms. We have only just began sales in Northern California, Arizona, and Nevada, and are in discussions with additional retailers and distributors about further expansion. As our sales team continues to open new doors, we continue to increase our points of distribution, increase our marketing and brand awareness, it is our opinion that revenue growth should continue to increase for years to come.

COST OF GOODS / GROSS MARGINS

Our Cost of Goods increased from $1.24M in 2020 from $176K in 2019 for a variety of reasons. With COVID shutdowns, we had to pivot to a majority fully-packaged products (canned/boxed) for retail growth as our kegged and on-site Tasting/Tap Room consumption went to essentially zero with the closure of restaurants and bars. While we operated in two locations (new, larger brewery and smaller, original brewery) due to overlap in rent, our product cost of goods was reduced until we ended our lease at the first brewery on December 1, 2020. With packaged product increases as well as reduction in on-premise sales, our gross margins were reduced from 70-90% on average, to ~30-50%. This is already seeing a rebound in 2021 due to restaurants and bars re-opening as well as our new tap room. The production facility is still utilized below 30%, with runway to grow into. In our opinion, as we increase sales, and thus production, we can potentially achieve up to 90% gross margins as the facility reaches 100% utilization.

EXPSENSES

Expenses of $2.3M for 2020, up from $742k in 2019 were largely impacted by both building and updating a new brewery and tap room as well as expanding sales and marketing teams to support new distribution. Now with a facility capable of $25M in annual production, we have minimal CapEx needed to fully utilize this facility until we reach that level. We will see continued investment in sales and marketing teams this year as we expand our 'liquid-to-lips' demos, tastings, and events where people can try and buy our product, as well as our digital ad spend for further awareness on all necessary platforms. Given our current team and expenses, less marketing growth, we believe we will become operationally cash-flow positive at around $250k/mo. With this investment round, we plan to continue investing in marketing and sales support to drive brand awareness, trial, and love to hopefully continue driving top-line revenue and subsequent margin growth moving forward.

Historical results and cash flows:

We are of the opinion that revenue growth should continue to accelerate with expanded marketing, distribution, and overal macro-trends in 2021 and beyond.

Cash flow losses are expected to largely shrink with capacity and CapEx investment now largely behind us for the foreseeable 24 months or so. R&D is also very low. Continued invesment in sales and marketing will be necessary for continuing momentum of retail expansion. Losses will be kept within reach of turning down marketing spend should the market or growth hit any obstacles.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has roughly $300k cash on hand, with a business manager line of credit with Fresno First Bank of up to $650k.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe we are approaching a breakeven point within our current operations. The funds from this campaign are intended mainly for marketing and sales related to attempted expansion. The funds from this raise are not critical to the survival of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not neccesary to the viability of the company. None of the current funds are made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Once we achieve break-even, we will be able to operate indefinitely without further fundraising. The success of this raise will just impact the ability to invest in marketing and sales expansion. Current burn rate until we achieve breakeven is around $75k/mo.

How long will you be able to operate the company if you raise your maximum funding goal?

With a successful raise, we're looking at this to support at least 18mo of operations. Depending on market dynamics, there may or may not be a need for future raises.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at this time.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $2,000,000.00
  Interest Rate: 9.0%
  Maturity Date: July 13, 2030

- **Creditor:** SBA PPP

Amount Owed: $217,935.00
Interest Rate: 1.0%
Maturity Date: April 19, 2022

- **Creditor:** SBA EIDL
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 30, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $42,385,853.22

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent evaluation.

The Company achieved trailing 12-month gross revenue of $2.2M through March 2021. The Company has applied a 20x revenue multiple to determine its valuation. Using this 20x multiple the Company has determined its valuation is $42.4M.

While this is much lower than Saucy Brew Works and Islands Brands who both used ~50x multiples to determine their pre-money valuations in relation to their securities offerings, we believe a 20x revenue multiple better aligns with our intended market category. This is much lower than Saucy Brew Works and Islands Brands who both used ~50x multiples for their valuations. We are a brand who has seen what we believe to be is solid growth over the first two years in a much newer category than the previously mentioned brands' categories.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.26 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

70.0%
Launching field marketing program in all markets for events, demos, and everything liquid-to-lips. Investing in taking social and digital to the next level - starting with investment in content creation. Additional sales support, distributor incentives, and alike to bolster marketing initiatives throughout.

- *Working Capital*
  20.0%
  Raw materials increase as production ramps up. With also help with achieving economies of scale earlier with cans, juices, and other materials needed.

- *Research & Development*
  6.5%
  Investigating additional equipment upgrades and necessary to improve productivity, quality, and overall improve margins.

If we raise the over allotment amount of $1,069,999.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  65.0%
  Launching field marketing program in all markets for events, demos, and everything liquid-to-lips. Investing in taking social and digital to the next level - starting with investment in content creation. Additional sales support, distributor incentives, and alike to bolster marketing initiatives throughout.

- *Tap Rooms - Marketing & Revenue Streams*
  12.0%
  Start build on next 2 tap rooms in strategic markets. These are relatively low-capital (ideally turn-key) locations that act primarily as a marketing arm for the brand in new locations, ie. hosting events, parties, and overall support in imposing local brand feel. Also, after 1-2 months open, these turn cash-positive and are very high-margin profit centers to help re-invest in growth.

- *Working Capital*
  15.0%
  Raw materials increase as production ramps up. With also help with achieving economies of scale earlier with cans, juices, and other materials needed.

- *Research & Development*
  4.5%
  Investigating additional equipment upgrades and necessary to improve productivity, quality, and overall improve margins.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.localrootskombucha.com/ (New page being created).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/local-roots-kombucha

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Organic Craft Brewing

[See attached]

ORGANIC CRAFT BREWING, dba LOCAL ROOTS KOMBUCHA

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Organic Craft Brewing
Vista, California

We have reviewed the accompanying financial statements of Organic Craft Brewing (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 1, 2021
Los Angeles, California

Organic Craft Brewing
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	325,115	$	83,026
Accounts receivable—net		54,073		42,312
Inventories		211,064		2,315
SAFE receivable		-		50,000
Prepaids and other current assets		28,366		-
Total current assets		**618,619**		**177,653**
Property and equipment, net		1,480,033		450,876
Security deposits		53,204		45,204
Total assets	**$**	**2,151,855**	**$**	**673,732**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	278,833	$	12,366
Credit Card		83,967		89,724
Deferred revenue		-		-
Other current liabilities		64,415		20,306
Current portion of promissory notes		-		169,898
Current portion of loans		131,348		-
Total current liabilities		**558,563**		**292,295**
Long term loans		2,116,273		-
Promissory notes		-		-
Issuance of Future Equity Obligations (SAFEs)		226,000		409,829
Total liabilities		**2,900,836**		**702,124**
STOCKHOLDERS EQUITY				
Common Stock		130,646		69,500
Preferred Stock- Series Seed		1,318,786		349,000
Additional Paid In Capital		-		-
Retained earnings/(Accumulated Deficit)		(2,198,412)		(446,892)
Total stockholders' equity		**(748,980)**		**(28,392)**
Total liabilities and stockholders' equity	**$**	**2,151,855**	**$**	**673,732**

See accompanying notes to financial statements.

Organic Craft Brewing
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 1,793,488	$ 565,376
Cost of goods sold	1,239,530	176,978
Gross profit	553,958	388,398
Operating expenses		
General and administrative	1,254,235	665,144
Sales and marketing	1,074,860	77,529
Total operating expenses	2,329,095	742,673
Operating income/(loss)	(1,775,137)	(354,274)
Interest expense	(138,785)	(10,749)
Other Income/(Loss)	163,185	-
Income/(Loss) before provision for income taxes	(1,750,737)	(365,024)
Provision/(Benefit) for income taxes	783	3,688
Net income/(Net Loss)	**$ (1,751,520)**	**$ (368,712)**

See accompanying notes to financial statements.

ORGANIC CRAFT BREWING
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Preferred Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount		
Balance—December 31, 2018	**10,000,000**	**$ 69,500**	**-**	**-**	**$ (78,180)**	**$ (8,680)**
Equity contribution	-					-
Issuance of preferred stock			1,210,698	349,000		**349,000**
Net income/(loss)					(368,712)	**(368,712)**
Balance—December 31, 2019	**10,000,000**	**$ 69,500**	**1,210,698**	**$ 349,000**	**$ (446,892)**	**$ (28,392)**
Issuance of common stock	353,635	50,000				**50,000**
Issuance of preferred stock in return for cash			1,210,000	580,000		**580,000**
Issuance of preferred stock in return for service			40,000	20,000		**20,000**
Conversion of SAFEs into preferred stock			426,960	409,829		**409,829**
Equity issuance costs associated with preferred stock financing				(40,044)		**(40,044)**
Sharebased compensation expense		11,146				**11,146**
Net income/(loss)					(1,751,520)	**(1,751,520)**
Balance—December 31, 2020	**10,353,635**	**$ 130,646**	**2,887,658**	**$ 1,318,786**	**$ (2,198,412)**	**$ (748,980)**

See accompanying notes to financial statements.

ORGANIC CRAFT BREWING
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,751,520)	$	(368,712)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		98,894		31,094
Amortization of debt issuance costs		2,573		-
SAFE appreciation		-		9,621
Share based compensation - consultants		20,000		-
SBA 7(a) loan debt forgievness		(63,411)		
Share based compensation - options		11,146		
Changes in operating assets and liabilities:				
Accounts receivable		(11,761)		(42,312)
Inventory		(208,749)		523
Prepaid expenses and other current assets		(28,366)		-
Security Deposit		(8,000)		(25,000)
Accounts payable and accrued expenses		266,467		12,366
Credit Cards		(5,757)		77,565
Other current liabilities		44,109		20,306
Net cash provided/(used) by operating activities		**(1,634,375)**		**(284,549)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,128,051)		(414,691)
Net cash provided/(used) in investing activities		**(1,128,051)**		**(414,691)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loans		2,373,835		-
Payment of debt issuance costs for loan borrowings		(65,377)		-
Borrowing on promissory notes		-		213,980
Repayment of promissory notes		(169,898)		(89,082)
Issuance of SAFEs		276,000		300,000
Issuance of common stock		50,000		-
Issuance of preferred stock, net of issuance costs		539,957		349,000
Net cash provided/(used) by financing activities		**3,004,516**		**773,898**
Change in cash		242,090		74,658
Cash—beginning of year		83,026		8,367
Cash—end of year	**$**	**325,115**	**$**	**83,026**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,043	$	(20,370)
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
SAFE Receivable & SAFE	$	-	$	50,000
Conversion of SAFE	$	409,829		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Organic Craft Brewing was founded on January 10, 2017 in the state of California. The financial statements of Organic Craft Brewing, dba Local Roots Kombucha (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Vista, California.

Organic Craft Brewing, dba Local Roots Kombucha brews authentic, craft kombucha packed with probiotics and organic ingredients. This results in a cleaner alcohol.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents do not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Vehicles	5-7 years
Leasehold improvements	Lesser of 15 years or lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its kombucha product.

Cost of sales

Costs of goods sold include the raw materials, cost of labor, distribution services, excise tax, freight in, ingredients packaging and supplies & overhead allocated to production.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $412,874 and $45,671, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Raw inventories	$ 136,950	$ 2,315
Work in progress inventories	43,739	-
Finished inventories	30,374	-
Total Inventories	**$ 211,064**	**$ 2,315**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid insurance	28,366	-
Total Prepaids Expenses and other Current Assts	**$ 28,366**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued taxes	$ 27,648	$ 20,306
Accrued interest	17,382	-
Unearned revenue	2,931	-
Accrued payroll	9,406	
Accrued expenses	7,049	-
Total Other Current Liabilities	**$ 64,415**	**$ 20,306**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Equipment	$ 1,470,973	$ 475,886
Vehicles	2,500	2,500
Leasehold improvements	195,261	
Property and Equipment, at Cost	**1,668,734**	**478,386**
Accumulated depreciation	(188,701)	(27,510)
Property and Equipment, Net	**$ 1,480,033**	**$ 450,876**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $98,894 and $31,094 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 40,000,000 shares of common shares no par value. As of December 31, 2020, and December 31, 2019, 10,000,000 common shares and 10,353,635 common shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 22,500,000 shares of preferred shares with no par value. As of December 31, 2020, and December 31, 2019, 1,210,698 preferred shares and 2,887,658 preferred shares have been issued and are outstanding, respectively.

SAFEs Conversion

During the year, the Company converted $409,829 of SAFEs into 426,960 preferred shares.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 1,000,000 shares of common stock available for future issuance of awards under the 2020 Plan.

Total share-based compensation expense recognized in the consolidated statements of operations was as follows:

As of Year Ended December 31,	2020	2019
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	11,146	-
Total share-based compensation	**$ 11,146**	**$ -**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2019	2020
Expected life (years)	-	10.00
Risk-free interest rate	0.00%	2.91%
Expected volatility	0%	75%
Annual dividend yield	0%	0%

The weighted average fair value per share of stock option granted during fiscal years 2020 and 2019 was $0.13 and $0, respectively.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$ -	-
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	-
Outstanding at December 31, 2019	-	$ -	-
Exercisable Options at December 31, 2019	-	$ -	-
Granted	174,500	$ 0.36	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	174,500	$ 0.36	9.95
Exercisable Options at December 31, 2020	107,000	$ 0.34	9.71

The unrecognized compensation expense calculated under the fair value method as of December 31, 2020 and December 31, 2019 was approximately $11,103 and $0, respectively.

8. DEBT

Loans

During the years presented, the Company has entered into various loans. The details of the Company's loans are as follows:

						For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date		Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 217,935	1.00%	Fiscal Year 2020	4/19/2022	$	2,179	$ 2,179	$ -	$ 217,935	$ 217,935
SBA EDIL Loan	$ 150,000	3.75%	Fiscal Year 2020	6/30/2050	$	5,625	$ 5,625	$ 4,386	$ 145,514	$ 149,900
SBA 7(a) Loan	$ 2,000,000	9%	Fiscal Year 2020	7/13/2030	$	69,068	$ 69,068	$ 133,190	$ 1,803,400	$ 1,936,589
Total Debt					**$**	**76,872**	**$ 76,872**	**$ 137,576**	**$ 2,166,849**	**$ 2,304,424**
Less Debt Issuance Costs										$ (56,804)
Net Debt										**$ 2,247,621**

PPP Loan is subject to forgiveness. The Company is in the process of obtaining the forgiveness and has not received it as of the financial statement date. If the loan forgiveness is received, the Company will recognize a debt forgiveness gain and remove liability from its balance sheet.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020		
2021	$	137,576
2022	$	347,016
2023	$	164,350
2024	$	179,298
2025	$	195,648
Thereafter		1,280,536
Total	**$**	**2,304,424**

Promissory Notes

During fiscal years 2018 and 2019, the Company has entered into various loans to finance equipment purchases. The loans do not have stated interest rates. The promissory note balance as of December 31, 2019 was $169,898 and classified as current. The loans were fully repaid during fiscal year 2020 as part of SBA loan refinancing transactions.

SAFE(s)

The summary of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

					As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Annualized Appreciation**	**Valuation Cap**	**Discount**	**2020**	**2019**
2018 SAFE	Fiscal Year 2018	5%	N/A	85%	-	50,000
2019 SAFE	Fiscal Year 2019	5%	$ 5,000,000	75%	-	359,829
2020 SAFE	Fiscal Year 2020	6%	$ 14,000,000	75%	$ 226,000	
Total SAFE(s)					**$ 226,000**	**$ 409,829**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFE Conversion

During the year, the Company converted $409,829 of SAFEs into 426,960 preferred shares.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(483,857)	$	(102,456)
Valuation Allowance		483,857		102,456
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(586,314)	$	(102,456)
Valuation Allowance		586,314		102,456
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,122,403, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,126,568. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year		Obligation
2021	$	73,512
2022		73,512
2023		42,882
Thereafter		-
Total future minimum operating lease payments	**$**	**189,906**

Rent expense was in the amount of $187,102 and $145,821 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 1, 2021 the date the financial statements were available to be issued.

During January 2021, the Company entered into various SAFE notes amounting to $225,000 with valuation cap of $14,000,000, discount of 75%, and 6% annualized appreciation rights.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,751,520, an operating cash flow loss of $1,634,375 and liquid assets in cash of $325,115, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Local Roots Kombucha

A Brew for a Better Tomorrow


LOCAL ROOTS
LOCAL ROOTS
LOCAL ROOTS
LOCAL ROOTS
LOCAL ROOTS

Website VISTA, CA FOOD & BEVERAGE

Local Roots began with the simple goal of creating a better for you and organic alcohol that gives back to the local community as much as it does your gut. Our bold hard kombucha is authentically brewed and pushes the boundaries of the next generation better-for-you alcohol.

$0.00 raised

0 Investors	$42.4M Valuation
$2.63 Price per Share	$247.22 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Better-for-you alcohol exploding over 150% to $4B in 2020.
- Local Roots up 284% in the Southwest, from #5 to #2 in category growth, since COVID.
- We believe traction, capacity runway, and brand position enable Local Roots to deepen distribution footprint, expand nationwide, and compete on a scale akin to large craft beer and RTD cocktail brands.

OVERVIEW

The Future of Alcohol - Without So Much Sacrifice

Local Roots began with the simple goal of creating a cleaner and organic alcohol that gives back to the local community as much as it does your gut. As co-founders and cousins, we both experienced health scares that drove us to reinvent our diets. Through our journey for cleaner and organic eating, we found it difficult to find anything that aligned when it came to the weekend drinks.



Living in San Diego over the past decade, we've grown to love and embrace the Craft Beer movement that has become a part of the culture here and throughout the country. We were fortunate to discover hard kombucha at the time we were cold-pressing juices, brewing our own kombucha, and sharing flavors with friends, and ultimately were encouraged to open our own tasting room in 2019. Within 3 months of opening, the demand outpaced our production capability and we immediately looked into expansion. Through an SBA loan and friends and family fundraise, we were able to purchase our current production facility, which gives us room to grow for years to come.

THE PROBLEM

Seltzers we're so 2020 - Most consumers have no idea what's really in their "better-for-you" alcohol

Whether looking for lighter, or gluten-free, or just trying to find out what ingredients were in our alcohol, we discovered nobody seemed to be proud of what they're putting inside their cans. Since beer and wine have no requirement to tell you what's in them, they often avoid it. Even emerging segments like Hard Seltzer, Ready-to-Drink Cocktails, or Canned wine, often avoid putting everything on the labels. And we found, for good reason. While often perceived as better-for-you, we found them chock full of mystery "natural ingredients", lacking much flavor, and essentially all tasting the same.

Growth Beverage Landscape

	LOCAL ROOTS	HARD SELTZER	CANNED WINE	RTD COCKTAILS	LIGHT BEER
Organic	✓	x	x	x	x
Real Fruit (No "natural" flavors or sweeteners)	✓	x	✓	x	x
Functional (Probiotic, functional ingredients)	✓	x	x	x	x
Craft (Full-flavor. Differentiation.)	✓	x	✓	✓	x
Calories (Per 12 Oz)	95-130	100	160-360	300+	110
Carbs (Avg, Per 12 Oz)	1-5g	3g	4g	25g	5g

THE SOLUTION

Better Than Seltzer: All-Organic, Made From Plants, Functional, and Actually Great Tasting Alcohol


LIKE SELTZER
with a soul
In a world of ever-growing monotony, we use real, plant-based ingredients, to brew an organic and probiotic alcohol you can actually feel good about
LOCAL ROOTS
LOCAL ROOTS

Our traditional and authentic kombucha recipe is brewed with a base of black tea, green tea, and cane sugar using traditional kombucha techniques. We've fine-tuned our recipe to result in a kombucha ANYONE can love. Once our non-alcoholic kombucha brew is complete, we take it one step further with a second fermentation to kick it up to either 4.5% or 6% ABV. We then flavor with organic fruits, veggies, and herbs to re-create your favorite cocktail flavors - all starting with a Mule, A Mojito, and a Mimosa.


LOCAL
ROOTS

It's easy-to-love, kombucha, with a kick. In addition to low calories and carbs, you'll see our labels outfitted with the simple list of organic ingredients found in every can of local roots - transparency is in our veins.



invest in Local Roots

TIER 1 | $250

- 1 Local Roots Hat or Beanie or T-Shirt
- 1 Local Roots Sticker
- 1 Ownership Certificate

TIER 2 | $500

- 1 Local Roots Hat or Beanie
- 1 Local Roots Sticker
- 1 Local Roots T-Shirt
- **1 Exclusive Local Roots Pint Glass**
- **Founding Roots Club** lifetime

TIER 3 | $1,000

- **2** Local Roots Hats or Beanies
- **2** Local Roots Sticker
- **2** Local Roots T-Shirts
- **2** Exclusive Local Roots Pint Glasses
- **15% off Online Orders for 1 year**
- **Founding Roots Club** lifetime membership status & Ownership Certificate

TIER 4 | $5,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- **2 Exclusive Local Roots Locals Mugs**
- 15% off Online Orders for 1 year
- **Founding Roots Club** lifetime

TIER 5 | $10,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- **1 Exclusive Local Roots Custom Jacket**
- **5% Bonus Shares**
- **20% off Online Orders for 1 year**
- **Founding Roots Club** lifetime membership status & Ownership Certificate:

TIER 6 | $25,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Mugs
- **2 Exclusive Local Roots Custom Jackets**
- **10% Bonus Shares**
- **20% off Online Orders for LIFE**
- **Help Create Our Next Flavor!** Come for a behind the scenes tour of our production facility while working with our R&D team to create a new and exclusive flavor. Work with the team to fine-tune the flavors,

TIER 7 | $50,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- 2 Exclusive Local Roots Custom Jackets
- 20% off Online Orders for LIFE
- **15% Bonus Shares**
- **The Local Founder Experience:** Enjoy a 2night, 3day for 4 at our favorite Resort here in in Carlsbad, CA, each with your choice of a round of golf or a day at the spa. Trip will also include an all-access tour of our production facility and tasting room, with a full R&D sampling panel and access to some exclusive special releases.

*All perks occur after the offering is completed.


TIER 2 & up
TIER 4 & up
TIER 5 & up
TIER 6
TIER 7

THE MARKET

Better-For-You Movement Transforming Alcohol

The total US Alcohol market was over $250Bn in 2019. With beer making up $116B and wine $67B, consumers are migrating in droves to the world of 'better-for-you' options. Whether it's lower calories, organic, or gluten free options, Hard Seltzer is the well-known golden child who is making up 21% of millennial's total alcohol consumption, and growing. Up over 150% in 2020, hard seltzer has surpassed $4B *- and we believe this is just the tip of the iceberg.*


The Market
$214 Billion Total US Alcohol Market in 2020
Growth Markets
ORIGIN
2018
2020
HARD SELTZER ~2012 $550M $4.0B
HARD KOMBUCHA ~2016 $55M $0.5B
CANNED WINE ~2012 $45M $0.2B

OUR TRACTION

287% Growth Since COVID-19 Shutdowns, Becoming the #2 Fastest Growing Hard Kombucha Brand in the Southwest


SPINS + IRi
$4B
"Better" alcohol category up 150% to over $4B in 2020 (Seltzers & Hard Kombucha)
#2
LOCAL ROOTS improved from #5 to #2 in category growth, since COVID
+284%
LOCAL ROOTS quarterly units sold up 284% year-over-year

Where to find us

After outgrowing our first microbrewery in 3 months after launch, we were fortunate to find and purchase a much larger brewery at the end of 2019 - giving us a bit more room to grow. At over 40x the capacity, the new brewery is capable of producing over $25M annually, and space for over $50M.

WHAT WE DO

Disrupting The Disruptors: In A World Of Innumerable And Indifferentiable Seltzers, We're Making Better Booze Better-Er


Core Flavor Lineup
125-135
CALORIES
2-5G
SUGAR
6%
ABV
100%
ORGANIC & PLANT BASED
MOJITO
MIMOSA
MULE
COLADA
SMASH

Local Roots is working to elevate the future of alcohol with an option that has less mystery ingredients yet more flavor, and flavors inspired by your favorite cocktail. It's like nostalgia-meets-modern.

THE BUSINESS MODEL

A Planet-First Lifestyle Brand Using Seltzer, Energy, and Craft Beer Go-To-Market Strategies

We started with a two-pronged sales approach to lay the foundation, layering that with a budding team of influencers to carry the love for the brand.

Sales launched both "on-premise" restaurants/bars and "off-premise" grocery. Pre-COVID, this was nearly a 50/50 split in business. With a brand new category, we sought to follow a hybrid of the craft beer and energy drink learnings with a focus on getting as much liquid-to-lips as possible through on-premise launches, events, and demos. Pair that with saturating grocery and convenience, we convert love-by-trial on-premise, to volume through re-purchase off-premise.


POINTS OF DISTRIBUTION
6,482
732
2019
2020
3
STATES
6
DISTRIBUTORS
45
MILLION
CONSUMERS IN CURRENT DISTRIBUTION REACH

Now we're building out our team of like-minded athletes, artists, and weekend warriors who truly believe in our movement. After many months of building out our program, we've finally launched and are bringing together those who emulate, support, and amplify the impact and reach of Local Roots Values and mission for a healthier planet. With a reach of over 5M - we're just getting started.


9,869
followers
127,513
avg. impressions per month
Our Influencer Team
5,010,598
influencer reach
and growing...

Last but not least - we are announcing our upcoming collaboration with the legendary Del Mar Fairgrounds n us the exclusive Hard Kombucha brand available on the fairgrounds. As the world re-opens, this will include the annual San Diego Fair as well as all concerts, races, and festivals hosted on the legendary fairgrounds. We're excited to provide the next generation of alcohol with such a historic Southern California venue.


LOCAL ROOTS
Exclusive Hard Kombucha Provider
DEL MAR

HOW WE ARE DIFFERENT

Converting Seltzer, Wine, and Even “Non-Kombucha” Drinkers, with Premium, Organic Alcohol That Actually Tastes Delicious

At Local Roots - we’re changing the way people think about booze, and even kombucha. With premium and clean ingredients, we’re also converting those bored with seltzers with something that’s actually real, and great-tasting. We love nothing more than converting ANYONE to a kombucha lover - No matter what experience you’ve had, our cocktail-inspired flavors are clean, bold, and approachable, even for those who haven’t fallen in love with kombucha yet.


LOCAL ROOTS
PURE. HONEST.
LOCAL. ROOTS.
Drinks Like a Seltzer, but
with all organic ingredients
with living probiotics
with no ‘natural’ flavors
with all plant-based ingredients
USDA ORGANIC
PAREVE
PRO-BIOTIC
GLUTEN FREE

Born from a symbiotic culture that’s been around for centuries, kombucha is full of antioxidants, enzymes, and living probiotics. No fillers, no mystery “natural sweeteners”, no preservatives, and fully non-GMO. Just clean, plant-based, and organic ingredients. Think seltzer 2.0 - just functional, made from plants, and ready for when your seltzer-fatigue sets in.

INNOVATION

Innovation & Quality Are The Backbone Of Everything We Do


LOCAL ROOTS
95 Calories
95
CALORIES
1G
SUGAR
4.5%
ABV
100%
ORGANIC & PLANT BASED
LOCAL ROOTS
95 Calories
PEACHY TEE TIME
PRICKLY PEAR PUNCH
LAVENDER LEMONADE
4.5%

Initially with 3 flavors, the success of our first two ‘specialty’ flavors resulted in them becoming permanent. Now with 5 Core flavors, we’re building on that momentum with our first Lower-Calorie flavors, and first mix-pack. The LoCal Roots 95 Mix-pack includes three new flavors. These flavors bring a direct alternative to the seltzer market with just 95 calories, and less than 1g of sugar, plus probiotics and way more flavor. It’s like craft beer is to boring domestics, done better.

OUR INNOVATION TEST BED

Coming in May 2021, we’re opening our brand new tasting room - The Boochyard. Building on the avid success we had for 8 months before COVID shutdowns, we’ve moved into a much bigger brewery, increased capacity 40x, and are putting the final touches on a brand new 7,000+ sq-ft of indoor-outdoor Tasting Room space. We’ve had so much fun with R&D - this is the first place on earth you can experience all the fun our brew team is dreaming up. We use this feedback as the test bed to develop the next flavors headed to the market.


The Boochyard 2.0
Coming May 2021

GIVING BACK → CANS-FOR-A-CAUSE


LOCAL ROOTS
Partners
To Be Announced Soon
Giving
To Be Announced Soon
LOCAL ROOTS
&
Father Joe's Villages

From day one, we've been on our mission to give back to our planet - making a difference both locally and for the greater good of the planet. We started in 2019 by giving back to causes such as Father Joe's in San Diego, Sacramento Food Bank, Thrive Animal Rescue, and Surfrider to name a few.

In 2021, we're taking it even further and dedicating each quarter to support a larger cause via our Cans-For-A-Cause Program. We intend for our first full launch to be for Q3, with two yet-to-be-named and well-known partners, who will collaborate in the creation of the specialty flavor, giving back with community service hours, and donating a portion of sales for the quarter. The can itself is all wrapped up in a unique artwork that has been developed with a local artist.

OUR LEADERSHIP

Family Roots Uniting Industry Veterans Toward a Shared Vision

What started as an idea between two cousins has grown into a budding team aligned on a mission of disrupting the way people think about alcohol. With over 100+ years of combined experience in beverage and alcohol, we've built a team of industry and startup veterans already making waves.

Co-Founder and Cousin Ryan White is a connector and serial entrepreneur who began his career in healthcare. He shares a passion for healthy living, sports, exploring, and making a positive impact on the planet.

Co-Founder and Cousin Joe Carmichael is an innovator who started his career in Aerospace doing lean manufacturing and product development. He brings a passion for culture and collaboration, bringing people together to make a difference.



WHY INVEST

A Disruptive Lifestyle Brand On A Mission To Change The Future Of Alcohol

Local Roots Kombucha has staked its claim in the market and we believe is poised to capitalize on a post-COVID world looking for a reason to celebrate. The brand has developed cocktail-inspired, clean, organic alcohol in a new and growing better-for-you alcohol category. With expanded capacity, new markets, new retailers, and new innovation pipeline set, we're looking forward to a year with a focus on marketing, innovation, and liquid-to-lips, on a mission to change the way the world thinks about alcohol.








LOCAL ROOTS





In the Press

SanDiego MAGAZINE | Forbes | CRAVE LOCAL | BREWBOUND

SHOW MORE

Meet Our Team



Joe Carmichael
Co-Founder, Director
Joe Carmichael is an innovator who started his career in Aerospace doing lean manufacturing and product development. He brings a passion for culture and collaboration, bringing people together to make a difference.



Ryan White
Co-Founder, Director
Ryan White is a connector and serial entrepreneur who began his career in healthcare. He shares a passion for healthy living, sports, exploring, and making a positive impact on the planet.



Albert Man
Director
Albert is a serial entrepreneur who is the founder and CEO at a successful theraputics business while also serving as the Men's lacrosse coach for UC San Diego since 1996.

Offering Summary

Company	Organic Craft Brewing
Corporate Address	1430 Vantage Court Suite 101, VISTA, CA 92081
Offering Minimum	$9,999.26
Offering Maximum	$1,069,999.72
Minimum Investment Amount (per investor)	$247.22

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	3,802
Maximum Number of Shares Offered	406,844
Price per Share	$2.63
Pre-Money Valuation	$42,385,853.22

Tier 1: $250

- 1 Local Roots Hat or Beanie or T-Shirt
- 1 Local Roots Sticker
- 1 Ownership Certificate

Tier 2: $500

- 1 Local Roots Hat or Beanie
- 1 Local Roots Sticker
- 1 Local Roots T-Shirt
- 1 Exclusive Local Roots Pint Glass
- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 3: $1000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Sticker
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 15% off Online Orders for 1 year
- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 4: $5000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- 15% off Online Orders for 1 year
- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 5: $10,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- 1 Exclusive Local Roots Custom Jacket
- 5% Bonus Shares
- 20% off Online Orders for 1 year
- Founding Roots Club lifetime membership status & Ownership Certificate:

Tier 6: $25,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Mugs
- 2 Exclusive Local Roots Custom Jackets
- 10% Bonus Shares
- 20% off Online Orders for LIFE
- Help Create Our Next Flavor! Come for a behind the scenes tour of our production facility while working with our R&D team to create a new and exclusive flavor. Work with the team to fine-tune the flavors, create a tasting panel, and help finalize a new flavor in the market.
- Founding Roots Club lifetime membership status & Ownership Certificate

Tier 7: $50,000

- 2 Local Roots Hats or Beanies
- 2 Local Roots Stickers
- 2 Local Roots T-Shirts
- 2 Exclusive Local Roots Pint Glasses
- 2 Exclusive Local Roots Locals Mugs
- 2 Exclusive Local Roots Custom Jackets
- 20% off Online Orders for LIFE
- 15% Bonus Shares
- The Local Founder Experience: Enjoy a 2 night, 3 day stay for 4 at our favorite Resort here in Carlsbad, CA, each with your choice of a round of golf or a day at the spa. Trip will also include an all-access tour of our production facility and tasting room, with a full R&D sampling panel and access to some exclusive special releases.
- Founding Roots Club lifetime membership status & Ownership Certificate

The 10% StartEngine Owners' Bonus

Local Roots Kombucha will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of stock at $2.63 per share, you will receive and own 110 shares for $263. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

what a year

amidst the chaos of 2020 we were able to

grow almost 300

in the southwest alone we grew from

number five to number two

in category growth

we moved into a massive new brewery that

gives us nationwide capacity

we pulled together a team of industry

disruptors and expanded from our san

diego routes to all of california

and now since the start of 2021 we've

made some even bigger moves we opened a

brand new tap room

with a couple more in the works

we launched nevada and arizona and

started an ambassador program

of creators athletes and weekend

warriors to share our love

and we're launching a new 95 calorie

line with much more product innovation

in the pipeline

and we're going green with full solar

and doubling down on our commitment to

give back to our community

we launched local roots back in 2019

sprouted from our passion for clean

eating and a healthier planet

what started as traditional

non-alcoholic kombucha has evolved into

a fun

boozier version with flavors mimicking

our favorite cocktails

for those of you new to local roots it's

a bit like a seltzer but made with real

tea

real fruit full of probiotics and packed

with flavor

the better for you booze category is

making waves across the country

and for us at local roots this is just

the beginning so come join us

as we look to elevate the future of

alcohol

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF ORGANIC CRAFT BREWING

California Secretary of State Entity Number: C3981411

Ryan White and Joseph Carmichael hereby certify that:

ONE: They are the duly elected and acting President and Secretary, respectively, of Organic Craft Brewing (the "**Company**").

TWO: The Articles of Incorporation of the Company shall be amended and restated to read in full as follows:

I.

The name of the Company is Organic Craft Brewing.

II.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is Thirty-Five Million (35,000,000) shares. Thirty Million (30,000,000) shares shall be Common Stock and Five Million (5,000,000) shares shall be Preferred Stock. The Common Stock authorized by these Third Amended and Restated Articles of Incorporation shall be issued by series as set forth herein. The first series of Common Stock shall be designated "Class A Common Stock" and shall consist of Twenty-Eight Million (28,000,000) shares. The second series of Common Stock shall be designated "Class B Common Stock" and shall consist of Two Million (2,000,000) shares. The Preferred Stock authorized by these Third Amended and Restated Articles of Incorporation shall be issued by series as set forth herein. The first series of Preferred Stock shall be designated "Series Seed Preferred Stock" and shall consist of Five Million (5,000,000) shares.

B. All shares of Common Stock outstanding or reserved for issuance as of the date of filing these Third Amended and Restated Articles of Incorporation shall be shares of Class A Common Stock going forward. All shares of Series Seed-B Preferred Stock outstanding or reserved for issuance as of the date of filing these Third Amended and Restated Articles of Incorporation shall be shares of Series Seed Preferred Stock going forward.

C. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges, and restrictions granted to and imposed on the Series Seed Preferred Stock are as follows:

1. Dividends. Subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, when, as and if declared by the Board of Directors. In the event dividends are paid on any share of Common Stock, the Corporation shall pay a dividend on all outstanding shares of Series Seed Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

2. Liquidation Preference.

(a) In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock which may from time to time come into existence, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Original Issue Price, plus any declared but unpaid dividends on such share, or (ii) such amount per share as would have been payable had all shares of such series of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock which may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the amount of such stock owned by each such holder. The "**Original Issue Price**" for the Series Seed Preferred Stock shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Series Seed Preferred Stock.

(b) Upon the completion of the distribution required by Subsection (a) of this Section 2 and any other distribution which may be required with respect to series of Preferred Stock which may from time to time come into existence, the remaining assets or surplus funds of the Corporation available for distribution to shareholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

(c) A consolidation or merger of the Corporation with or into any other corporation or corporations in which fifty percent (50%) or more of the voting power of the corporation held by the shareholders of the Corporation immediately prior to the merger or consolidation is transferred (excluding reincorporations of the Corporation the sole purpose of which is to change the state of incorporation), or a sale, conveyance, exclusive license or disposition of all or substantially all of the assets of the Corporation or the effectuation by the

Corporation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is transferred, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2.

3. Redemption. The Series Seed Preferred Stock is not redeemable.

4. Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(a) Right to Convert.

(i) Subject to the provisions of this Section 4, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share (the "**Purchase Date**"), at the office of the Corporation or any transfer agent for the Series Seed Preferred Stock into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price then in effect. The initial "**Conversion Price**" per share for shares of Series Seed Preferred Stock shall be the Original Issue Price for such Series Seed Preferred Stock; provided, however, that each such Conversion Price shall be subject to adjustment as set forth in Subsection 4(c) below.

(ii) Each share of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Conversion Price in effect at such time upon either: (A) the consummation of the sale of the Corporation's Common Stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**") or (B) the approval by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock.

(b) Mechanics of Conversion. Before any holder of Series Seed Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series Seed Preferred Stock, and shall give written notice by mail, postage prepaid, to the Corporation at its principal corporate office, of the election to convert the same, and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series Seed Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series Seed Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Series Seed Preferred Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series Seed Preferred Stock shall not be deemed to have converted such Series Seed Preferred Stock until immediately prior to the closing of such sale of securities.

(c) Conversion Price Adjustments of Preferred Stock. The Conversion Price applicable to the Series Seed Preferred Stock shall be subject to adjustment from time to time as follows:

(i) If the Corporation shall issue any Additional Stock (as defined in Subsection 4(c)(ii) below) without consideration or for a consideration per share less than the Conversion Price in effect for a series of Series Seed Preferred Stock immediately prior to the issuance of such Additional Stock, the applicable Conversion Price with respect to such Series Seed Preferred Stock in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price equal to the quotient obtained by dividing (x), an amount equal to the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issuance (assuming full conversion of all then outstanding securities convertible into shares of Common Stock) multiplied by the applicable Conversion Price in effect immediately prior to such issuance, plus (2) the aggregate consideration, if any, received by the Corporation for all Additional Stock issued pursuant to such issuance; by (y), an amount equal to the total number of shares of Common Stock outstanding immediately following such issuance (assuming full conversion or exercise, as applicable, of all then outstanding securities convertible or exercisable into shares of Common Stock).

(A) No adjustment of the Conversion Price for a series of the Series Seed Preferred Stock shall be made in an amount less than one cent ($0.01) per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in Subsection 4(c)(i)(D)(3) and Subsection 4(c)(i)(D)(4), no adjustment of any Conversion Price pursuant to this Subsection 4(c)(i) shall have the effect of increasing such Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(B) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(C) In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board of Directors irrespective of any accounting treatment.

(D) In the case of the issuance (whether before, on or after the Purchase Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Subsection 4(c)(i) and Subsection 4(c)(ii):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Subsection 4(c)(i)(B) and Subsection 4(c)(i)(C)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Subsection 4(c)(i)(B) and Subsection 4(c)(i)(C)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price applicable to a series of the Series Seed Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price applicable to a series of Series Seed Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Subsection 4(c)(i)(D)(l) and Subsection 4(c)(i)(D)(2) hereof shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Subsection 4(c)(i)(D)(3) or Subsection 4(c)(i)(D)(4).

(ii) "**Additional Stock**" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Subsection 4(c)(i)(D)) by the Corporation after the Purchase Date other than:

(A) Common Stock issued pursuant to a transaction described in Subsection 4(c)(iii) and Subsection 4(c)(iv) hereof; or

(B) shares of Common Stock issuable or issued to employees, consultants, officers or directors of the Corporation pursuant to one or more stock plans approved by the Board of Directors of the Corporation, plus any shares of Common Stock repurchased from any such persons by the Corporation pursuant to such plans; or

(C) the issuance of securities in connection with a bona fide business acquisition of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise; or

(D) the issuance of stock, warrants, or other securities or rights pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Corporation's Board of Directors;

(E) the issuance of stock, warrants, or other securities or rights to persons or entities with which the Corporation has business relationships provided such issuances are for other than primarily equity financing purposes and are first approved by the Corporation's Board of Directors;

(F) the issuance of securities in connection with the Corporation's initial public offering of securities;

(G) the issuance of securities in connection with the exercise or conversion of securities that are outstanding as of the filing date of these Third Amended and Restated Articles of Incorporation;

(H) any issuance of securities which a majority of the then outstanding shares of Series Seed Preferred Stock exempt from the anti-dilution adjustments set forth in this Section 4 through an approval by vote or written consent of such shares;

(I) the issuance of shares of Series Seed Preferred Stock; or

(J) the issuance of securities pursuant to the conversion of shares of Series Seed Preferred Stock.

(iii) In the event the Corporation should at any time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "**Common Stock Equivalents**") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of payment of such dividend distribution, or the effective date of any such split or subdivision if no record date is fixed), the Conversion Price applicable to a series of Series Seed Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of a share of such series of Series Seed Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents (with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Subsection 4(c)(i)(E) above).

(iv) If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price applicable to each series of Series Seed Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of a share of such series of Series Seed Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(d) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Subsection 4(c)(iii) above, then, in each such case for the purpose of this Subsection 4(d), the holders of the Series Seed Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series Seed Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(e) Recapitalizations. If, at any time, or from time to time, there shall be a recapitalization of the Common Stock (other than a subdivision, combination, merger, or sale of assets transaction provided for in Section 2 above), provision shall be made so that the holders of the Series Seed Preferred Stock shall thereafter be entitled to receive upon conversion of the Series Seed Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions hereof, with respect to the rights of the holders of the Series Seed Preferred Stock after the recapitalization to the end that the provisions of this Section 4 shall be applicable after that event as nearly equivalent as may be practicable.

(f) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional share shall be issued upon the conversion of any share of Series Seed Preferred Stock. Rather, all shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Seed Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board).

(ii) Upon the occurrence of each adjustment or readjustment of a Conversion Price pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series Seed Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the applicable Conversion Price then in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such Series Seed Preferred Stock.

(g) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions hereof, and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series Seed Preferred Stock against impairment.

(h) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series Seed Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) Adjustment for Combinations or Subdivisions of Common Stock. In the event the Corporation at any time or from time to time effects a subdivision or combination of its outstanding Common Stock into a greater or lesser number of shares, then and in each such event the respective conversion rate for a series of Series Seed Preferred Stock shall be increased or decreased proportionately.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series Seed Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

5. Voting Rights. The holder of each share of Series Seed Preferred Stock shall have the right to one (1) vote for each share of Common Stock into which such Series Seed Preferred Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share), and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, together as a single class with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

6. Protective Provisions. Subject to the rights of series of Preferred Stock which may from time to time come into existence, so long as shares of Series Seed Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock:

(a) Amend its Articles of Incorporation to alter or change the rights, preferences, or privileges of the Series Seed Preferred Stock so as to affect materially and adversely the Series Seed Preferred Stock; or

(b) Amend its Articles of Incorporation to increase the authorized number of shares of Series Seed Preferred Stock.

7. Status of Converted Stock. In the event any shares of Series Seed Preferred Stock shall be converted pursuant to Section 3 hereof, the shares so converted shall be cancelled, and shall not be issuable by the Corporation. The Articles of Incorporation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

D. Common Stock.

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section C.2 of this Article III.

3. Redemption. The Common Stock is not redeemable.

4. Voting Rights.

(a) Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the shareholders of the Company.

(b) Except as otherwise permitted by law, each share of Class B Common Stock shall be non-voting; *provided* that so long as any shares of Class B Common Stock are outstanding, the Company shall not, without the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles of Incorporation or bylaws so as to adversely affect (disproportionately relative to the other classes of Common Stock) the preferences, rights or powers of the Class B Common Stock.

IV.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. The Company is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Company and its shareholders.

C. Any repeal or modification of this Article IV shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article IV in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

* * * *

FOUR: The foregoing amendment and restatement of the Company's Articles of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: The foregoing amendment and restatement of the Company's Articles of Incorporation has been duly approved by the holders of the requisite number of shares of the Company in accordance with Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares of each class entitled to vote with respect to the foregoing amendment and restatement of the Company's Articles of Incorporation was ________ shares of Common Stock. The number of shares voting in favor of the foregoing amendment and restatement of the Company's Articles of Incorporation equaled or exceeded the vote required. The percentage vote required was a majority of the outstanding shares of Common Stock.

We further declare under penalty of perjury under the laws of the state of California that the matters set forth herein are true and correct of our own knowledge.

Dated: May 10, 2021

Ryan White, President and CEO

Dated: May 10, 2021

Joseph Carmichael, Secretary